UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously reported, on September 4, 2020, Color Star Technology Co., Ltd. (the “Company”) and GPL Ventures LLC, a Delaware limited liability company (the “Purchaser”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchaser an aggregate of up to 3,174,603 ordinary shares (the “Shares”), par value $0.001 per share (the “Ordinary Shares”) in a registered direct offering, for gross proceeds of up to approximately $2 million (the “Offering”).

The Shares shall be issued in four separate installments. The first installment of $500,000 worth of shares, or 793,651 shares were issued at $0.63 per share on September 9, 2020. The Company issued 31,746 Ordinary Shares (the “Additional Shares”) to the Purchaser as additional consideration for the purchase of the Shares. The three (3) other installments, if proceeded, will be followed three business days from the date the Purchaser receives and clears shares from the previous installment (“Subsequent Installments”). Each of the Purchaser and the Company has the right not to proceed with any Subsequent Installments, with or without cause by giving the other party notice. If the Purchaser and the Company proceed with Subsequent Installments, in no event shall the purchase price in any subsequent installment be lower than $0.52 per share. A copy of the Purchase Agreement is filed as Exhibit 99.1 hereto and incorporated by reference herewith.

No placement agent was involved in the Offering.

The sale and offering of the Shares and the Additional Shares pursuant to the Purchase Agreement, to the extent it is consummated, was effected as a takedown off the Company’s shelf registration statement on Form F-3, as amended (File No. 333-236616), which became effective on March 10, 2020, pursuant to a prospectus supplement filed with the Securities and Exchange Commission on September 8, 2020.

Exhibits

Exhibit No.	Description
99.1	Securities Purchase Agreement between the Company and the Purchaser
99.2	Legal Opinion of Conyers Dill & Pearman
99.3	Consent of Conyers Dill & Pearman (included in Exhibit 99.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLOR STAR TECHNOLOGY CO., LTD.

Dated: September 9, 2020	By:	/s/ Biao (Luke) Lu
	Name:	Biao (Luke) Lu
	Title:	Chief Executive Officer

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